Jazz Technologies, Inc.
4321 Jamboree Road
Newport Beach, California 92660

June 12, 2009

Securities and Exchange Commission
100 F Street N.E.
Mail Stop 3030
Washington, D.C. 20549
Attention: Kate Tillan

Re:	Jazz Technologies, Inc. Form 10-K for the fiscal year ended December 31, 2008 Filed February 23, 2009 File No. 001-32832

Ladies and Gentlemen:

        This letter, which has also been filed electronically with the Securities and Exchange Commission (the “Commission”), is being filed by Jazz Technologies, Inc. (the “Company” or “Jazz”) in response to your letter dated June 3, 2009 (the “Comment Letter”), setting forth the comments of the Commission’s Staff (the “Staff”) regarding the Company’s Form 10-K for the fiscal year ended December 31, 2008 that was filed with the Commission on February 23, 2009 (the “Form 10-K”). The text of the Staff’s comments has been included in this letter in italics for your convenience, and we have numbered the paragraphs below to correspond to the numbering of the Comment Letter. Page references in the text of this response letter correspond to the page numbers of the Form 10-K.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation

Results of Operations, page 28

In future filings, please revise this section to include a discussion of your historical expenses for the write off of IPR&D and merger related expenses.

Response

        To respond to the Staff’s comment, we propose to modify in future filings the Results of Operations to include a discussion of our historical expenses for the write off of IPR&D and merger related expenses similar to the following:

The pro forma results exclude the write-off of in-process research and development and the merger costs that were expensed during the years ended December 31, 2008 and December 28, 2007.

The amounts written off for in-process research and development during the years ended December 31, 2008 and December 28, 2007 were $1.8 million and $5.1 million, respectively. In connection with the merger between the Company and Tower Semiconductor, Ltd. on September 19, 2008 and the merger between the Company and Jazz Semiconductor, Inc. on February 16, 2007, the Company acquired intangible assets of $59.5 million and $65.6 million, respectively, recorded at fair value. Of these amounts, $1.8 million in 2008 and $5.1 million in 2007 assigned to in-process research and development were written off during the respective years, because, in management’s opinion, technological feasibility had not been established and the technology had no alternative future uses. The write-off is included under research and development within operating expenses in the statement of operations.

The merger related costs expensed were $4.1 million during the year ended December 31, 2008 and none during the year ended December 28, 2007. The merger costs were included within operating expenses in the statement of operations and consisted primarily of transaction, legal, accounting, and other professional services fees in connection with the merger.

Financial Statements, page 37

Note 7. Convertible Notes, page 59

Please tell us and in future filings please explain, in summary form within your financial statements, the pertinent rights and privileges of the convertible notes consistent with paragraph 4 of SFAS 129. For example, it appears from your adoption of FSP APB 14-1 on January 1, 2009, that the debt may be settled in cash upon conversion.

Response

        Upon conversion, the Company has the right to deliver, in lieu of Tower ordinary shares, cash or a combination of cash and Tower ordinary shares to satisfy the conversion obligation. If the Company elects to deliver cash or a combination of cash and Tower ordinary shares to satisfy the conversion obligation, the amount of such cash and Tower ordinary shares, if any, will be based on the trading price of Tower ordinary shares during the 20 consecutive trading days beginning on the third trading day after proper delivery of a conversion notice.

        The debt may be redeemed for cash on or after December 31, 2009 at a redemption price equal to par plus accrued and unpaid interest plus a redemption premium equal to 2% in the year beginning December 31, 2009 until December 31, 2010 and 0% thereafter.

        Upon the occurrence of certain specified fundamental changes, the holders of the convertible notes will have the right, subject to various conditions and restrictions, to require the Company to repurchase the convertible notes, in whole or in part, at par plus accrued and unpaid interest to, but not including, the repurchase date. In addition, if the Company undergoes certain fundamental changes prior to December 31, 2009, the Company may be obligated to pay a make whole premium on Notes converted in connection with such fundamental change by issuing additional shares of common stock upon conversion of the Notes.

        We believe the other pertinent rights and privileges of the convertible notes are already summarized consistent with paragraph 4 of SFAS 129.

        To respond to the Staff’s comment, we propose to modify Note 7 to read as follows:

On December 19, 2006 and December 21, 2006, the Company completed private placements of $166.8 million aggregate principal amount of Convertible Notes, which were placed in an escrow account. On February 16, 2007, the conditions to release the escrowed proceeds of the Convertible Notes were met and the proceeds, net of the debt issuance costs, were released to the Company.

The Convertible Notes mature on December 31, 2011 and bear interest at a rate of 8% per annum payable semi-annually on each June 30 and December 31, beginning on June 30, 2007. The Company may redeem the Convertible Notes for cash on or after December 31, 2009 at a redemption price equal to par plus accrued and unpaid interest plus a redemption premium equal to 2% in the year beginning December 31, 2009 until December 31, 2010 and 0% thereafter.~~agreed upon redemption prices, plus accrued and unpaid interest.~~

Pursuant to the Merger with Tower, each holder of the Convertible Notes immediately prior to the Merger, has the right to convert such holder’s note into Tower ordinary shares based on an implied conversion price of approximately $4.07 per Tower ordinary share. The Company’s obligations under the Convertible Notes are not being guaranteed by Tower.

Upon conversion, the Company has the right to deliver, in lieu of shares of Tower’s ordinary shares, cash or a combination of cash and shares of Tower’s ordinary shares to satisfy the conversion obligation. If the Company elects to deliver cash or a combination of cash and Tower ordinary shares to satisfy the conversion obligation, the amount of such cash and Tower ordinary shares, if any, will be based on the trading price of Tower’s ordinary shares during the 20 consecutive trading days beginning on the third trading day after proper delivery of a conversion notice.

Upon the occurrence of certain specified fundamental changes, the holders of the Convertible Notes will have the right, subject to various conditions and restrictions, to require the Company to repurchase the Convertible Notes, in whole or in part, at par plus accrued and unpaid interest to, but not including, the repurchase date. In addition, if the Company undergoes certain fundamental changes prior to December 31, 2009, the Company may be obligated to pay a make whole premium on Convertible Notes converted in connection with such fundamental change by issuing additional shares of common stock upon conversion of the Convertible Notes.

During 2007, the Company purchased $33.6 million in principal amount of its Convertible Notes at a price of $28.6 million, including $0.7 million for prepayment of interest from the date of the last interest payment to the date of purchase. The purchase price ranged between 79.8% and 87.5% of the principal amount of such notes and resulted in a net gain of $4.6 million, which is included as part of other income in the statement of operations. The gain of $4.6 million is net of the write-off of prorated deferred loan costs of $1.0 million and commission expense. During early 2008, the Company purchased $5.0 million in principal amount of its Convertible Notes at a price of $4.1 million, including $4,444 for prepayment of interest from the date of the last interest payment to the date of purchase. The purchase price was 82% of the principal amount of such notes and resulted in a net gain of $0.8 million, which is included as part of interest and other expense in the statement of operations for the period ended September 18, 2008. The gain of $0.8 million is net of the write-off of prorated deferred loan costs of $0.1 million.

In connection with the Merger of the Company with Tower, the Convertible Notes with a face value of $128.2 million were recorded at the ~~preliminary~~ fair value of $108.6 million on the date of the acquisition by Tower. The Company has subsequently accreted $1.5 million in interest for the period from September 19, 2008 through December 31, 2008. As of December 31, 2008, $128.2 million in principal amount of Convertible Notes remains outstanding.

The Company’s obligations under the Convertible Notes are guaranteed by the Company’s wholly owned domestic subsidiaries. The Company has not provided condensed consolidating financial information because the Company has no independent assets or operations, the subsidiary guarantees are full and unconditional and joint and several and any subsidiaries of the Company other than the subsidiary guarantors are minor. Other than the restrictions in the Wachovia Loan Agreement, there are no significant restrictions on the ability of the Company and its subsidiaries to obtain funds from their subsidiaries by loan or dividend.

Note 10. Stockholders’ Equity, page 67

3.	We note that you have 59,459,423 outstanding warrants to purchase Tower’s ordinary shares at December 31, 2008. Please tell us and explain, the significant terms of the warrants consistent with SFAS 123R. For example, we note you refer to these warrants as ‘redeemable common stock warrants’. Please tell us why and tell us how you are accounting for the warrants with reference the applicable accounting literature.

Response

        These warrants are not share-based payments for goods or services that would be required to be expensed under SFAS 123R. All of the currently outstanding warrants were issued in an initial public offering in March 2006, when Jazz Technologies, Inc. was known by its former name, Acquicor Technology, Inc., and in a private placement to Acquicor Technology’s stockholders prior to the initial public offering.

        In the initial public offering and the private placement, investors purchased units, each of which consisted of one share of common stock and two warrants.  A mandatory separation of the units was imposed at the time of the merger with Tower.

        The warrants expire March 17, 2011.  The warrants were originally exercisable at $5.00 per share of Jazz common stock.  In connection with the merger with Tower, each warrant became a warrant to purchase 1.8 shares of Tower ordinary stock at $5.00 (the equivalent of $2.78 per Tower ordinary share).

        The warrants are subject to redemption by Tower:

in whole and not in part;

at a price of $0.01 per warrant;

upon a minimum of 30 days prior written notice of redemption; and

if and only if, the last sales price of Tower’s ordinary shares equals or exceeds $4.72 per share for any 20 trading days within a 30 trading day period ending three business days before Tower sends the notice of redemption.

        Because the warrants are now warrants to purchase Tower ordinary shares, not Jazz common shares, Jazz is not accounting for the warrants in its financial statements.

        To respond to the Staff’s comment, we propose to modify the portion of Note 10 under the heading Units and Warrants to read as follows:

Units and Warrants

Each unit issued in the Predecessor Company’s March 2006 initial public offering and the private placement to the Company’s initial stockholders prior to the initial public offering included one share of common stock, $0.0001 par value, and two redeemable common stock purchase warrants. Each warrant ~~entitles~~ orignally entitled the holder to purchase from the Company one share of common stock at an exercise price of $5.00 and expires on March 17, 2011. As of December 28, 2007, the Company had repurchased 25,133,655 warrants (including warrants repurchased as part of the Company’s units).

Pursuant to the Merger with Tower, all of these outstanding warrants to purchase the shares of the Company’s common stock that were originally issued in the 2006 initial public offering or private placement and that were outstanding immediately prior to the effective time of the Merger, became exercisable for Tower ordinary shares. Each such warrant to purchase shares of the Company’s common stock became a warrant to purchase 1.8 Tower ordinary shares at an exercise price of $2.78 per Tower ordinary share, which is equal to the exercise price of $5.00 immediately prior to the effective time of the merger divided by the exchange ratio of 1.8. Fractional ordinary shares of Tower were rounded up to the nearest whole number. The expiration date of the warrants remains March 17, 2011.

Tower may redeem the warrants:

in whole and not in part;

at a price of $0.01 per warrant;

upon a minimum of 30 days prior written notice of redemption; and

if and only if, the last sales price of Tower’s ordinary shares equals or exceeds $4.72 per share for any 20 trading days within a 30 trading day period ending three business days before Tower sends the notice of redemption. Originally this threshold sales price was $8.50 per share of the Company’s common stock; $4.72 is equal to the original threshold for the sales price of the Company’s common stock divided by the exchange ratio of 1.8.

The number of outstanding warrants to purchase Tower’s ordinary shares at December 31, 2008 was 59,459,423.

        In connection with our response to your comments we acknowledge that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing: and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. Please do not hesitate to contact me at (949) 435-8105 or our counsel Sheldon Krause of Eilenberg & Krause LLP at (212) 986-9700 if you have any questions or would like additional information regarding this response letter.

Sincerely,

/s/ SUSANNA H. BENNETT

Susanna H. Bennett
Chief Financial Officer
Jazz Technologies, Inc.